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                                                    August 4, 2000



Mr. Robert T. Hall
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305


                  RE:      Account4.com, Inc.
                           ------------------


Dear Mr. Hall:

         On behalf of Account4.com, Inc. (the "Company"), this letter is to request the withdrawal of the registration statement filed by the Company on Form 8-A under the Securities Exchange Act of 1934 on July 14, 2000, as amended (File No. 000-31033) (the "Registration Statement"). The Company seeks an order permitting withdrawal of the Registration Statement in connection with the termination of the Company's public offering of Common Stock.

         If you have any questions or comments, please telephone me at (617) 248-5214. Thank you for your attention to this matter.


                                                    Sincerely,


                                                    /s/ Jeffrey C. Doherty
                                                    Jeffrey C. Doherty


cc:      John J. Lucas
         Willam C. Rogers, Esq.